

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Lin Li
Chief Executive Officer
Northann Corp.
2251 Catawba River Rd
Fort Lawn, SC 29714

> **Re: Northann Corp.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2024**
> **File No. 333-284033**

Dear Lin Li:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 23, 2024

Cover Page

1. We note your disclosure that "[a]s of the date of [the] prospectus, funds and assets were transferred between the Company and the subsidiaries and among the subsidiaries for working capital purposes and during the ordinary course of business." Please revise your cover page to quantify these transfers. Provide cross-references to your consolidated financial statements.

Prospectus Summary, page 3

2. Please revise to include a diagram of your current corporate structure, identifying the person or entity that owns the equity in each depicted entity.

3.   Please revise to include summary risk factor disclosure. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 13

4.   Please revise to discuss the risks to investors from any limitations on the ability of your subsidiaries to pay dividends, including Hong Kong and PRC regulations regarding the payment of dividends by the subsidiaries to Northann or any tax implications of making dividend payments to Northann, and the impact that such regulations and/or restrictions might have on Northann's ability to pay its expenses or pay dividends to holders of its common stock. Please also revise to discuss, either in the risk factors or elsewhere in your registration statement, the risk to investors from PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities.

The PRC government exerts substantial influence over the manner in which our PRC subsidiaries conduct their business activities..., page 14

5.   Please revise this risk factor to clearly disclose that the PRC government may intervene or influence your operations at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your PRC subsidiaries' operations, significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and cause the value of your securities to significantly decline or become worthless.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the..., page 15

6.   Please revise this risk factor to clearly disclose that any failure to obtain or a delay in obtaining the necessary permissions from or completing the necessary filing procedures with the PRC governmental authorities to conduct offerings outside of Hong Kong or mainland China may result in the value of your common stock significantly declining or becoming worthless.

Acquisitions and Private Placements, page 26

7.   We note your disclosure describing the acquisitions of Cedar Modern Living and Raleigh Industries Limited. Please provide us with your significance assessment for the businesses acquired and your analysis of whether you are required to file financial statements and pro forma information required by Articles 8-04 and 11 of Regulation S-X, respectively.

Exhibits

8.   We note various references to the opinion of your PRC counsel, Grandall Law Firm, throughout the registration statement. For example, we note your disclosure on the cover page that, "as advised by [y]our PRC counsel, Grandall Law Firm, other than those permissions or approvals required for a domestic company in China to engage in the businesses similar to [y]ours, [you] are not subject to cybersecurity review with the Cyberspace Administration of China, or the 'CAC,' under the Cybersecurity Review Measures that became effective on February 15, 2022." Please revise to file the opinion and consent of Grandall Law Firm.

General

9.   Please revise to include a separate section that discloses the information required by Item 101(g) of Regulation S-K, and discuss the risks to investors stemming from the assets of your PRC operations being located in the PRC.

10.   We note your disclosure on page 32 that "[t]he Selling Stockholders . . . may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents." Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Henry Yin, Esq.